1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 29, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Announcement of Resolutions of the Third Meeting of the Third Session of
the Board of Directors
of Aluminum Corporation of China Limited and Price Sensitive Announcement

This announcement is made pursuant to Rule 13.09 (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Third Meeting of the Third Session of Board of Directors of Aluminum Corporation of China Limited (the "Company") was convened at 9:00 a.m. on 29 October 2007 at the Conference Room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. Of the 8 directors of the Company (the "Directors") eligible to attend the meeting, 7 Directors attended in person. Mr. Poon Yiu Kin, Samuel, a Director, was unable to attend the meeting due to personal engagement and appointed Mr. Kang Yi to attend and vote on his behalf at the absolute discretion of Mr. Kang. Members of the Board of Supervisors, the Secretary to the Board and other members of the senior management of the Company were in-attendance. This meeting was convened in compliance with relevant requirements of the Company Law of the People's Republic of China and the Articles of Association of the Company. The meeting was chaired by Mr. Xiao Yaqing. Resolutions on the following major matters were considered and passed at the meeting, which are set out as follows:

1.	The proposal in relation to the 2007 Third Quarterly Report of the Company was considered and approved.

The 2007 Third Quarterly Report of the Company was approved.

2.

The proposal in relation to the acquisition of the 49% equity interest held by Aluminum Corporation of China ("Chinalco") in Lanzhou Aluminum Hewan Power Generation Company Limited ("Hewan Power Generation") by the Company was considered and approved.

Chinalco intends to sell its 49% equity interest in Hewan Power Generation through public trading on Beijing Equity Exchange. The acquisition of this 49% equity interest held by Chinalco in Hewan Power Generation by the Company according to the transaction rules of Beijing Equity Exchange was hereby approved. Currently, the registered capital of Hewan Power Generation is RMB 816.33 million, in which Chinalco and the Company has 49% and 51% equity interest, respectively.

This transaction will constitute a connected transaction. Directors who were connected with the transaction abstained from voting at the resolution. The resolution was passed unanimously and confirmed by all the Directors who were independent of the transaction.

This resolution was confirmed by the Independent Directors of the Company. This acquisition will be conducted by means of public trading at Beijing Equity Exchange. The consideration will be confirmed according to the transaction rules and procedures of the aforementioned Equity Exchange and the equity transfer agreement will be entered into. Relevant matters will be disclosed pursuant to the rules of relevant stock exchange upon the execution of equity transfer agreement. Upon the acquisition of the 49% equity interest in Hewan Power Generation by the Company, the acquisition will benefit the Company in its provision of sustained and reliable electricity to its Lanzhou Branch, and will reduce the connected transactions between Chinalco and the Company.

3.	The proposal in relation to the provision of loan guarantee to Jiaozuo Coal Group Zhaogu (Xinxiang) Energy Co., Ltd. ("Zhaogu Coal") by the Company was considered and approved.

Pursuant to the provisions of the joint venture contract with Jiaozuo Coal Industrial Group Co. Ltd. , the Company will provide loan guarantee of RMB294 million to Zhaogu Coal in proportion to its shareholding.

Zhaogu Coal is 30% owned by the Company as long term investment. Currently, the gearing ratio of Zhaogu Coal has not exceeded 70%. The total amount of loan under current arrangement of Zhaogu Coal is RMB 980 million. According to the Company's capital contribution ratio of 30%, the amount of guarantee to be provided by the Company will be RMB 294 million.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Made by the Board of Directors of Aluminum Corporation of China Limited

29 October 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary